January 21, 2020	53rd at Third
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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Asia Timmons-Pierce
Jeff Gordon
John Cash

Re:	Casper Sleep Inc.
Registration Statement on Form S-1
Filed January 10, 2020
CIK No. 0001598674

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form S-1 (the “Registration Statement”) of Casper Sleep Inc. (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement. The Company hereby provides the following preliminary proposed price range, which will be the basis for the information expected to be included in the Company’s preliminary prospectus, to be filed on or about January 27, 2020 (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for your review. The preliminary price range presented herein reflects an initial offering price to the public of the Company’s shares of common stock (the “Shares”) of between $[***] and $[***] per Share (the “Preliminary Price Range”). We do not currently expect a stock split to be effected prior to closing of the Offering.

The Company hereby advises the staff (the “Staff”) of the Securities and Exchange Commission that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. The price range to be included in the preliminary prospectus will not have a difference of more than 20%.

The Company also supplementally provides an update to its prior response to comment 16 in its response letter dated August 9, 2019 (the “August Response Letter”) and advises the Staff as follows:

Since the August Response Letter, the Company issued an additional 1,056,617 shares of Series D preferred stock in exchange for consideration with an aggregate fair value of approximately $31 million, or approximately $31.25 per share, increasing the total shares of Series D preferred stock issued to 2,656,763 shares of Series D preferred stock in exchange for consideration with an aggregate fair value of approximately $81 million, or approximately $31.25 per share (all other equity issuances during the period noted were in the form of employee stock options and were issued as a component of the employees’ compensation).

•                 The parties included in the issuance included existing employees of the Company as well as certain non-employee accredited investors.

•                 The purpose of the additional Series D preferred stock issuances was to raise capital to fund the Company’s growth and multi-channel expansion.

•                 The Series D preferred stock issuances were accounted for as an issuance of equity of the Company and an increase in the share capital of the Company.

•                 The Company advises the Staff that it accounts for share-based payments to employees in accordance with ASC 718, Compensation — Stock Compensation, which requires that share-based payments (to the extent they are compensatory) be recognized in the Company’s consolidated statements of operations based on their fair values. During the periods discussed, the fair value of the Company’s common shares was estimated to be $19.65, $20.19, and $20.81 per share as of May 15, 2019, July 31, 2019, and September 30, 2019, respectively.

The determination of fair market value set forth in the August Response Letter remains applicable.

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, and rather was determined by discussions between the Company, senior management of the Company and the representatives of the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•                  the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•                  the Company’s financial condition and prospects;

•                  estimates of business potential and long-term earnings prospects for the Company and the industry in which it operates;

•                  recent performance of IPOs of generally comparable companies;

•                  business developments impacting the Company; and

•                  other inputs received from the lead underwriters.

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

In addition, the Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include the following preliminary estimated financial results for the year ended December 31, 2019:

“Our consolidated financial statements as of and for the year ended December 31, 2019 are not yet available. Set forth below are certain preliminary estimates of the results of operations that we expect to report for our year ended December 31, 2019. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our year end are finalized.

The following are preliminary estimates for the year ended December 31, 2019:

•                  Revenue, net is expected to be between $          million and $          million, an increase of          % at the midpoint of the range as compared to $          million for the year ended December 31, 2018. The estimated increase in revenue, net is primarily due to                            .

•                  Gross profit is expected to be between $          and $         , an increase of $          or          % at the midpoint of the range as compared to $          for the year ended December 31, 2018. The estimated increase in gross profit is primarily due to                            .

•                  Gross margin is expected to be between          % and          %, an increase of           bps at the midpoint of the range as compared to          % for the year ended December 31, 2018. The estimated increase in gross margin is primarily due to                            .

•                  Net loss is expected to be between $          million and $          million as compared to net loss of $          million for the year ended December 31, 2018. The estimated improvement in the net loss compared to the corresponding period in 2018 is primarily due to               .

•                  Adjusted EBITDA is expected to be between $          million and $          million, an increase of          % at the midpoint of the range, as compared to $          million for the year ended December 31, 2018. The estimated increase in Adjusted EBITDA is primarily due to                   .

See below for a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with GAAP, net loss.

	2018	2019 Estimated
	Actual	Low	High
(in millions)
Net loss	$	$	$
Income tax expense
Interest (income) expense
Depreciation and amortization
Stock-based compensation(a)
Impairment/reorganization(b)
Legal settlements(c)
Transaction costs(d)
Adjusted EBITDA	$	$	$

(a)         Represents non-cash stock-based compensation expense.

(b)         Represents costs associated with reorganizing our international organizational structure, including severance, contract termination costs, and other exit activities. There were no impairment charges in either period presented.

(c)          Amounts related to litigations settlements.

(d)         Represents expenses incurred for professional, consulting, legal, and accounting services performed in connection with this offering, which are not indicative of our ongoing costs and which we expect will discontinue following the completion of this offering.

We include Adjusted EBITDA in this prospectus for the reasons as described in “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures.”  Adjusted EBITDA has certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in “Summary Consolidated Financial and Other Data.” We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We have provided a range for the preliminary results described above primarily because our financial closing procedures for the month and year ended December 31, 2019 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. We undertake no obligation to update or supplement the information provided above until we release our results of operations for the year ended December 31, 2019.  Our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this financial data.  Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.”

* * *

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. §200.83.

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:                                (via email)

Philip Krim, Casper Sleep Inc.

Jonathan Truppman, Casper Sleep Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP